Unaudited Condensed Interim Consolidated
Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025 AND 2024

PRESENTED IN CANADIAN DOLLARS

Condensed Interim Consolidated Statements of Financial Position (Unaudited, Presented in Canadian dollars)

As at	Note	October 31, 2025	April 30, 2025
		$	$
ASSETS
Current assets
Cash and cash equivalents		194,479,320	132,616,939
Short-term investments		94,056,816	11,906,000
Value-added tax receivable	5	9,976,660	15,295,990
Other receivables		1,025,191	876,546
Prepaids and other expenses		1,536,054	2,311,585
Total current assets		301,074,041	163,007,060

Non-current assets
Long-term value-added tax receivable	5	10,011,355	1,960,666
Other investments		4,306,500	331,500
Investment in Vizsla Royalties Corp.	6	11,896,290	7,404,597
Other non-current assets		-	16,248
Property, plant, and equipment		679,149	695,067
Exploration and evaluation assets	7c	293,878,848	241,527,631
Total non-current assets		320,772,142	251,935,709
Total assets		621,846,183	414,942,769

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7a	8,654,115	4,391,273
Due to related parties	8	264,881	394,027
Income tax payable		85,201	-
Total current liabilities		9,004,197	4,785,300

Non-current liabilities
Non-current accounts payable	7a	-	1,607,041
Total liabilities		9,004,197	6,392,341

SHAREHOLDERS' EQUITY
Share capital	9	593,013,785	421,292,611
Shares to be issued	7a,7b	16,405,277	8,458,861
Reserves		53,365,805	45,456,805
Accumulated other comprehensive income		30,799,490	8,913,400
Deficit		(80,742,371)	(75,571,249)
Total shareholders' equity		612,841,986	408,550,428
Total liabilities and shareholders' equity		621,846,183	414,942,769

Note 1 - Nature and Continuance of Operations

Note 14 - Subsequent Events

See accompanying notes to the condensed interim consolidated financial statements

Approved by the Board of Directors on December 11, 2025

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

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Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited, Presented in Canadian dollars)

		Three months ended October 31,		For the six months ended October 31,
	Note	2025	2024 (Note 10)	2025	2024 (Note 10)
		$	$	$	$
Exploration and evaluation expenses	7b	-	-	(24,131)	-

General and administrative expenses
Office and administrative		(1,380,340)	(595,635)	(2,369,228)	(1,123,775)
Professional fees		(4,663,873)	(1,138,929)	(8,432,429)	(2,187,553)
Marketing and communication		(1,366,564)	(803,740)	(1,542,522)	(1,820,615)
Regulatory and transfer agent		(101,927)	(144,384)	(268,932)	(256,429)
Share-based compensation	9d-9f	(3,455,808)	(2,394,464)	(8,481,048)	(6,083,777)
Depreciation		(111,187)	(71,868)	(179,724)	(137,353)
Loss from operations		(11,079,699)	(5,149,020)	(21,273,883)	(11,609,502)

Other income (expense)
Interest and finance income		1,588,746	797,528	4,158,407	1,138,698
Foreign exchange gain (loss)		1,877,026	(549,326)	5,086,993	(601,796)
Gain (loss) on other investments		2,373,000	80,779	2,475,000	218,402
Gain on debt settlement of Vizsla Royalties	6	-	-	-	321,862
Gain on spin out of Vizsla Royalties	6	-	-	-	13,749,421
Gain (Loss) in share of Vizsla Royalties	6	(1,623,937)	(561,520)	4,491,693	(561,520)
Transaction costs		-	-	-	(112,997)
Earnings (loss) before income taxes		(6,864,864)	(5,381,559)	(5,061,790)	2,542,568

Current income tax (recovery)		(9,989)	-	85,201	-
Net income (loss) for the period		(6,854,875)	(5,381,559)	(5,171,122)	2,542,568

Other comprehensive Income (loss)
Items that will be reclassified subsequently
Translation gain (loss) on foreign operations		11,493,970	(13,018,226)	21,886,090	(31,644,182)
Comprehensive income (loss)		4,639,095	(18,399,785)	16,714,968	(29,101,614)
Basic earnings (loss) per share		(0.02)	(0.02)	(0.02)	0.01
Diluted earnings (loss) per share		(0.02)	(0.02)	(0.02)	0.01

Weighted average number of common shares
Basic		344,287,086	261,580,254	329,822,475	247,111,144
Diluted		366,207,578	261,580,254	351,742,967	255,151,178

See accompanying notes to the condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Cash Flows (Unaudited, Presented in Canadian dollars)

		Six months ended October 31,
	Note	2025	2024
		$	$
Operating activities
Net income (loss) for the period		(5,171,122)	2,542,568
Items not affecting cash:
Depreciation		179,725	137,353
Share-based compensation	9d-9f	8,481,048	6,083,777
Gain on other investments		(2,475,000)	(218,402)
(Gain) loss in share of Vizsla Royalties Corp.	6	(4,491,693)	561,520
Gain on debt settlement from Visla Royalties Corp.	6	-	(321,862)
Gain on spin out of Visla Royalties Corp.	6	-	(13,749,421)
Changes in non-cash working capital items	14	(1,992,284)	(1,564,426)

Net cash flows used in operating activities		(5,469,326)	(6,528,893)

Investing activities
Payments for exploration & evaluation assets and property plant & equipment	7	(20,610,770)	(9,641,700)
Acquisition of other investments		(1,500,000)	(187,000)
Short-term investments in Guaranteed Investment Certificate ("GIC")		(82,150,816)	-
Net cash flows used in investing activities		(104,261,586)	(9,828,700)

Financing activities
Common shares proceeds - net of share issuance	9b	160,364,153	80,864,166
Proceeds from exercise warrants	9c	267,529	16,338,210
Proceeds from exercise of stock options	9d	7,647,760	5,006,128
Net cash flows provided by financing activities		168,279,442	102,208,504

Effects of exchange rate changes on cash and cash equivalents		3,313,851	(814,511)
Increase in cash and cash equivalents		61,862,381	85,036,400
Cash and cash equivalents, beginning of period		132,616,939	37,548,304
Cash and cash equivalents, end of period		194,479,320	122,584,704

Supplemental cash flow information (Note 14)

See accompanying notes to the condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, Presented in Canadian dollars, except for number of shares)

	Attributable to equity holders of the Company
	Number of common shares	Share Capital	Reserves	Share to be issued	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$	$
Balance, April 30, 2024	232,642,035	270,775,104	36,572,860	882,830	21,927,333	(61,051,168)	269,106,959
Shares issued pursuant to property acquisition	706,074	1,531,735	-	9,990,641	-	-	11,522,376
Shares issued pursuant to over-allotment options, bought deal and ATM	32,650,000	86,258,172	-	-	-	-	86,258,172
Shares issued pursuant to exercise of warrants, options, and RSUs	12,745,779	21,525,636	(181,298)	-	-	-	21,344,338
Share issuance costs - cash	-	(5,394,006)	-	-	-	-	(5,394,006)
Stock-based compensation - options	-	-	5,299,436	-	-	-	5,299,436
Stock-based compensation - RSUs	-	-	784,341	-	-	-	784,341
Distribution to shareholders	-	-	-	-	-	(6,669,084)	(6,669,084)
Net loss and other comprehensive loss for the period	-	-	-	-	(31,644,182)	2,542,568	(29,101,614)
Balance, October 31, 2024	278,743,888	374,696,641	42,475,339	10,873,471	(9,716,849)	(65,177,684)	353,150,918

Balance, April 30, 2025	298,374,460	421,292,611	45,456,805	8,458,861	8,913,400	(75,571,249)	408,550,428
Shares issued pursuant to property acquisition	1,309,524	2,869,684	-	7,946,416	-	-	10,816,100
Shares issued pursuant to over-allotment options, bought deal and ATM	41,434,100	160,364,153	-	-	-	-	160,364,153
Shares issued pursuant to exercise of warrants, options, and RSUs	4,727,995	8,487,337	(572,049)	-	-	-	7,915,288
Stock-based compensation - options	-	-	5,554,452	-	-	-	5,554,452
Stock-based compensation - RSUs	-	-	1,760,611	-	-	-	1,760,611
Stock-based compensation - DSUs	-	-	1,165,986	-	-	-	1,165,986
Net income and other comprehensive income for the period	-	-	-	-	21,886,090	(5,171,122)	16,714,968
Balance, October 31, 2025	345,846,079	593,013,785	53,365,805	16,405,277	30,799,490	(80,742,371)	612,841,986

See accompanying notes to the condensed interim consolidated financial statements

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Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

1. Corporate Information and Nature of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). On January 21, 2022, Vizsla Silver Corp. was listed on the NYSE American and commenced trading under the symbol "VZLA". Effective November 7, 2024, the common shares of the Company were uplisted to the TSX under the symbol VZLA. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment.

The head office and principal address of the Company is 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

These condensed interim consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 ("IAS"), Interim Financial Reporting. Certain disclosures included in the Company's audited consolidated financial statements for the years ended April 30, 2025 and 2024 ("Annual Financial Statements") prepared in accordance with IFRS® Accounting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") have been condensed or omitted, and accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company's Annual Financial Statements.

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value. All financial information has been presented in Canadian dollars in these condensed interim consolidated financial statements, except when otherwise indicated.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on December 11, 2025.

For the three and six months ended October 31, 2025, certain prior period amounts have been reclassified to conform to the current year's presentation. These reclassifications had no impact on previously reported net loss and other comprehensive loss for the period, cash flows, or shareholders' equity. The Company believes that this change reflects best the nature of the expenses of the General and administrative ("G&A") expense. See Note 10 - Reclassifications for further details.

Adoption of new accounting standards

The Company did not adopt any new International Financial Reporting Standards ("IFRS Accounting Standards") or amendments to existing standards, which were effective for accounting periods beginning on or after May 1, 2025.

The IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates regarding lack of exchangeability, effective for annual periods beginning on or after January 1, 2025.

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Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The Company has assessed the amendment and determined that the adoption of the amendment has no material impact on the Company's financial statements.

The IASB has also issued amendments to IFRS Accounting Standards 9 and IFRS Accounting Standards 7 on classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2026. The Company is currently assessing the potential impact of these amendments.

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the consolidated financial statements.

3. Material Accounting Policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2025 Annual Financial Statements.

4. Significant Judgments and Estimates

In preparing the Company's condensed interim consolidated financial statements for the three and six months ended October 31, 2025, the Company applied the critical judgements and estimates, and key sources of estimation uncertainty disclosed in Note 4, of its 2025 Annual Financial Statements.

The preparation of the Company's condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

5. Value-added tax receivable

Value-added tax receivables and long-term value-added tax receivables include value-added taxes ("VAT") receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process, and the timing of collection of VAT receivables is uncertain.

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Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

As at October 31, 2025, the current VAT receivable are as follows:

	October 31, 2025	April 30, 2025
	$	$
Total Value-added tax receivable	19,988,015	17,256,656
Less: non-current portion	(10,011,355)	(1,960,666)
Current portion	9,976,660	15,295,990

During the six months period ended October 31, 2025, the Company received a net refund of VAT of $1,093,610 ($15,300,230 Mexican Pesos (Year ended April 30, 2025: $3,785,015 ($53,688,159 Mexican pesos)) from the tax authorities.

6. Investments in Vizsla Royalties Corp.

On June 12, 2025, Vizsla Royalties Corp. completed a bought deal offering of 31,510,000 common shares at a price of $2.00 per common share for aggregate gross proceeds of $63,020,000, including proceeds raised from the over-allotment option, exercised in full, which the Company was not a part of, reducing its ownership to 17.20%. In consideration for the services provided by the Underwriters in connection with the Offering, Vizsla Royalties Corp paid to the Underwriters a cash commission equal to 5% of the gross proceeds for net proceeds of $59,869,000

A summary of the company's investment activity in Vizsla Royalties Corp. is as follows:

$
Addition of an associate	6,911,174
Share of loss of an associate	(1,396,134)
Deemed disposal gain	1,889,557
Balance as of April 30, 2025	7,404,597
Share of loss of an associate	(2,547,301)
Deemed disposal gain	7,038,994
Balance as of October 31, 2025	11,896,290

As of October 31, 2025, the Company holds a 17.19% interest in Vizsla Royalties Corp. Despite the ownership being below 20%, the Company continues to exercise significant influence through its representation on 40% of the board of directors.

Royalty agreement - Net Smelter Royalty ("NSR")

As of October 31, 2025, Vizsla Royalties Corp. holds 3.5% NSR on the Silverstone Concessions of which 0.5% was retained from the spin-out from the Company, and 2.0% NSR on multiple properties that are part of the Panuco-Copala properties.

7. Exploration and Evaluation assets

a) Acquisition of Goanna Resources, S.A.P.I. de C.V (La Garra claims)

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which they agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District.

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Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Pursuant to the SPA, the Company agreed to make cash payments in an aggregate of $4,134,621 (US$3,075,000) in cash (collectively, the "Cash Payments") and issue a fixed number of shares amounting in aggregate to 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers. Given the deferred share consideration is fixed, the Company has accounted for equity recorded as "Shares to be Issued."

For accounting purposes, the acquisition was recorded as an asset acquisition as Goanna Resources did not meet the definition of a business, as defined in IFRS 3 -Business Combinations.

Cash Payments will be made, and the La Garra consideration shares will be issued over a period of 24 months from closing. On October 7, 2024, the Company and the Sellers agreed to establish this date as the effective date for the La Garra considerations shares ("effective date") and an updated payment schedule for the Cash Payments changing the timing of them to start on October 30, 2024 and the subsequent payments to happen in the same schedule originally set up.

A summary of the company's cash payments and share issuance activity is as follows:

	Cash	Shares
	US$	#
Signing of nonbinding LOI (i)	100,000	-
Closing of the transaction (ii)	-	257,937
October 30, 2024 (iii)	150,000	-
3 months from effective date (iv)	-	476,190
January 30, 2025 (v)	275,000	-
6 months from effective date (vi)	-	535,714
April 30, 2025 (vii)	225,000	-
9 months from effective date (viii)	-	595,238
July 30, 2025 (ix)	350,000	-
12 months from effective date(x)	-	714,286
October 30, 2025(xi)	300,000	-
15 months from effective date	-	833,333
January 30, 2026	375,000	-
18 months from effective date	-	952,381
July 30, 2026	1,300,000	-
24 months from effective date	-	1,190,476
	3,075,000	5,555,555

i. Paid on January 18, 2024.

ii. Issued on October 16, 2024.

iii. Paid on October 25, 2024.

iv. Issued on January 16, 2025.

v. Paid on January 22, 2025.

vi. Issued on April 16, 2025.

vii. Paid on April 24, 2025.

viii. Issued on July 16, 2025.

ix. Paid on July 31, 2025.

x. Issued on October 16, 2025

xi. Paid on October 24, 2025

b)  Acquisition of Santa Fe

Purchase Agreement - Exploration Concessions

The Company entered into a purchase agreement (the "Purchase Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán (the "Vendor"). Under the terms of the Purchase Agreement, Vizsla Silver agreed to purchase (the "Purchase") certain exploration concessions (the "Exploration Concessions") comprising the Santa Fe Project.

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Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

As of October 31, 2025, the Company have completed the Purchase:

  Paid the total cash consideration of $1,987,671 (US$1,428,571) on the effective date of the Purchase Agreement (the "Effective Date"), and
  Agreed to issue in 12 months from the agreement date 2,746,780 common shares in the capital of the Company (the "Purchase Shares")
  Paid 50% of the tenement taxes owed by the Optionors to Governmental Entities concerning the mineral concessions in the amount of $483,160 ($6,573,607 Mexican Pesos)

The share consideration was measured based on fair value of the shares applying a Discount for Lack of Marketability (DLOM) to adjust for liquidity. DLOM is based on the risk arising from the restrict holding period set out on the Acquisition. The share price is derived from the market price on the effective date, June 17, 2025, of $4.83, with consideration for the lack of marketability. This effectively defers the issuance of 2,746,780 common shares of Vizsla, which hold an aggregate value of $10,816,100, to be fulfilled over a period of 36 months from the closing date of the Acquisition.

Costs related to the properties summarized as follows:

	Balance	Additions	Balance	Additions	Balance
	April 30, 2024		April 30, 2025		October 31, 2025
Acquisition costs	$	$	$	$	$
Cash	-	-	-	1,987,671	1,987,671
Shares issued pursuant to property acquisition	-	-	-	10,816,100	10,816,100
Transaction cost	-	17,670	17,670	-	17,670
Subtotal	-	17,670	17,670	12,803,771	12,821,441

	Balance	Additions	Balance	Additions	Balance
	April 30, 2024		April 30, 2025		October 31, 2025
Exploration and evaluation expenses	$	$	$	$	$

Tenement taxes	-	-	-	483,160	483,160
Subtotal	-	-	-	483,160	483,160
	-	17,670	17,670	13,286,931	13,304,601
Effect of change in exchange rate	-	-	-	579,754	579,754
Total	-	17,670	17,670	13,866,685	13,884,355

Option Agreement - Production Concessions

The Company entered into an option agreement (the "Option Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán, on his own behalf and in representation of Margarita Gaitán Enríquez, Mariano Pablo Fuente Chapoy, Industrial Minera Tres Tortugas, S.A. de C.V., Grupo Tres Tortugas, S.A. de C.V., Industrial Minera Sinaloa, S.A. de C.V. and Inca Azteca Gold, S.A. de C.V. (collectively, the "Optionors"). Under the terms of the Option Agreement, Vizsla Silver has the option (the "Option") to acquire a 100% interest in certain production concessions (the "Production Concessions") comprising the Santa Fe Project over a five-year period.

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Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The Company may exercise the Option by:

  incurring exploration expenditures of US$4,000,000 on the Production Concessions according to a payment schedule within 60 months of the effective date paying to the Optionors a total cash consideration of US$1,500,000 according to a payment schedule within 60 months of the effective date issuing to the Optionors 1,373,390 common shares in the capital of the Company (the "Option Shares") according to a payment schedule within 60 months of the effective date

As of October 31, 2025, the Company has not made any disbursements, except for covering 50% of the tenement taxes owed by the Optionors. Additionally, the Company has not engaged in any share issuances during this period.

c) Exploration and Evaluation assets

The Company's Exploration and Evaluation assets consist of the Panuco-Copala, La Garra, El Richard and San Enrique, and Santa Fe. Costs related to the properties can be summarized as follows:

	Panuco - Copala	La Garra	El Richard and San Enrique[2]	Santa Fe	Panuco Central & East	Total
Cost
	$	$	$	$	$	$
As at April 30, 2024	207,315,821	-	1,390,673	-	-	208,706,494
Additions	25,584,306	18,350,905	543,016	17,670	-	44,495,897
Effect of change in exchange rate	(11,551,104)	-	(123,656)	-	-	(11,674,760)
As at April 30, 2025	221,349,023	18,350,905	1,810,033	17,670	-	241,527,631
Additions	20,848,790	132,070	174,101	13,286,931	-	34,441,892
Transfers[1]	(47,701,502)	-	28,533,236	-	19,168,266	-
Effect of change in exchange rate	19,327,161	(12,912)	(1,984,678)	579,754	-	17,909,325
As at October 31, 2025	213,823,472	18,470,063	28,532,692	13,884,355	19,168,266	293,878,848

(1) The Company transferred certain mining concessions from Minera Canam to newly formed entities Panuco Silver Resources S.A de C.V (Panuco Central & East) and Sinaloa Minerals Explorations S.A de C.V (El Richard and San Enrique). The transfer was performed in accordance with Mexican Income Tax Law and the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-operation and Development.

(2) The consideration shares were subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the consideration shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter. As of October 31, 2025, 168,052 common shares are still under restriction.

8. Related Party Transactions

During the six month periods ended October 31, 2025, and 2024, the Company has the following related party transactions:

(a) The Company has incurred $2,354,773 (October 31, 2024: $731,248) in salary, consulting fees, and management fees to the Company's officers, directors, and companies owned by the Company's officers as compensation.

(b) The Company has incurred $209,000 (October 31, 2024: $175,000) in director fees to the Company's independent directors.

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Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

(c) The Company has paid $765,327 (October 31, 2024: $390,000) to a company with common directors and officers for technical consulting and General and Administrative expenses.

(d) The Company has granted 2,450,000 (October 31, 2024: 4,850,000) stock options to officers and directors of the Company (Note 11(d)).

(e) The Company has granted 750,000 (October 31, 2024: 360,000) RSUs to officers of the Company  (Note 11(e)).

(f) The Company has granted 850,000 (October 31, 2024: nil) DSUs to directors of the Company (Note 11(f)).

(g) The Company has granted 725,000 (October 31, 2024: nil) Performance-Based Restricted Stock Units (PRSU) to officers of the Company.

(h) As of October 31, 2025, $nil was payable to officers of the Company (October 31, 2024: $96,113)

(i) As of October 31, 2025, $264,861 was payable to a Company with common directors and officers

During the three month periods ended October 31, 2025, and 2024, the Company has the following related party transactions:

(j) The Company has incurred $896,497 (October 31, 2024: $365,264) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(k) The Company has incurred $104,500 (October 31, 2024: $87,500) in director fees to the Company's independent directors.

(l) The Company has paid $382,664 (October 31, 2024: $118,100) to a company with common directors and officers for technical consulting and General and Administrative expenses.

(m) The Company has granted 725,000 (October 31, 2024: nil) Performance-Based Restricted Stock Units (PRSU) to officers of the Company.

These transactions are in the normal course of operations and have been valued in these condensed interim consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Share Capital

a) Authorized

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

b) Issued and outstanding

As of October 31, 2025, 345,846,079 (April 30, 2025: 298,374,460) common shares with no par value were issued and outstanding.

Page | 12

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the six months period ended October 31, 2025, the Company issued common shares of the Company as follow:

On June 26, 2025, the Company completed the bought deal public offering of 33,334,000 common shares of the Company at a price of US$3.00 per common share for aggregate gross proceeds of $136,402,728 (US$100,002,000). The Company has granted the underwriters an over-allotment option, exercisable at the offering price for a period of 30 days after and including the closing date of the offering, to purchase up to an additional 5,000,100 common shares. The Company paid to the underwriters a cash commission equal to $7,262,346 (US$5,324,300) in cash share issue costs and other costs for net proceeds of $129,140,382 (US$94,677,700). On July 14, 2025 the Company completed to the underwriters an over-allotment option, exercisable at the offering price for a period of 30 days after and including the closing date of the offering, to purchase up to an additional 5,000,100 common shares US$3.00 per common share for aggregate gross proceeds of $20,539,910 (US$15,000,300) announced on June 26, 2025. The Company paid to the underwriters a cash commission equal to $1,029,050 (US$751,515) in cash share issue costs and other costs for net proceeds of $19,510,860 (US$14,248,785).

The Company conducted a series of financings through its existing ATM facility. As a result, a total of 3,100,000 common shares were issued at a weighted average share price of US$3.13 per common share for aggregate gross proceeds of $13,297,831 (US$9,691,598). The Company paid to the underwriters a cash commission equal to $1,753,644 (US$1,278,074) in cash share issue costs and other costs for net proceeds of $16,492,296 (US$12,019,757). Cash commissions to the underwriters of the transactions for a total of $9,569,470 (US$ 6,985,015).

On July 16, 2025, the Company issued 595,238 common shares for a total value of $1,334,216 to the sellers in relation to the acquisition of Goanna Resources (Note 7(a)). On October 16, 2025, the Company issued 714,286 common shares for a total value of $1,535,468 to the sellers in relation to the acquisition of Goanna Resources (Note 7(a)).

During the six months period ended October 31, 2024, the Company issued common shares of the Company as follow:

8,879,468 warrants were exercised at a weighted average exercises price of $1.84 for proceeds of $16,338,210, and 3,753,000 options were exercised at a weighted average exercise price of $1.33 for proceeds of $5,006,128. 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60.

On September 19, 2024, the Company completed its previously announced bought deal public offering of 25,000,000 common shares of the Company at a price of $2.60 per share for aggregate gross proceeds of $65,000,000. In addition, the Company granted the underwriters an over-allotment option exercisable at the same price to purchase 3,750,000 which was exercised for gross proceeds of $9,750,000.

On October 25, 2024, the Company completed an at-the-market offering ("ATM") of 3,900,000 common shares of the Company at a price of $2.95 (US$2.19) for gross proceeds of $11,508,172 (US$8,537,880). Cash commissions to the underwriters of both transactions totaled $5,394,006.

On May 8, 2024, the Company issued 448,137 shares in relation to the acquisition of El Richard - San Enrique claims (Note 8).

On October 16, 2024, the Company issued to the Sellers 257,937 shares in relation to the acquisition of Goanna Resources (Note 8).

Page | 13

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

c) Warrants

A summary of the Company's warrant activity is as follows:

	October 31, 2025		April 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Warrants outstanding, beginning of the period	233,553	1.48	15,437,163	1.89
Exercised	(178,353)	(1.48)	(15,040,837)	(1.90)
Expired	-	-	(162,773)	(1.57)
Warrants outstanding, end of the period	55,200	1.48	233,553	1.48

The following warrants were outstanding and exercisable on October 31, 2025:

Expiry date	Exercise price (1)	Number of warrants outstanding and exercisable
	$	#
February 28, 2026	1.48	55,200

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024 (Note 5), each Vizsla Silver Warrant was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

As of October 31, 2025, the weighted average remaining contractual life for outstanding warrants is 0.33 years (April 30, 2025: 0.83 years).

d) Options

The Company has adopted a Stock Option Plan pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

Page | 14

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's stock option activity during the six months period October 31, 2025 and year ended April 30, 2025 is as follows:

	October 31, 2025		April 30, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of the period	18,539,000	1.91	18,803,722	1.66
Issued	4,092,500	2.91	6,050,000	2.24
Cancelled	(4,000)	2.90	(175,000)	(1.73)
Exercised	(4,284,000)	(1.75)	(6,139,722)	(1.44)
Options outstanding, end of the period	18,343,500	2.17	18,539,000	1.91
Options exercisable, end of the period	12,581,500	1.97	14,110,000	1.85

A summary of the Company's stock options outstanding and exercisable as of October 31, 2025, is as follows:

Expiry date	Exercise price	Adjusted exercise price	Adjusted exercise price (1)	Number of Options outstanding	Number of Options exercisable
	$	$	$	#	#
January 12, 2026	1.71	1.64	1.63	60,000	60,000
February 17, 2026	1.5	1.44	1.43	450,000	450,000
June 22, 2026	2.31	2.22	2.20	1,885,000	1,885,000
July 27, 2026	2.44	2.34	2.32	139,000	139,000
September 24, 2026	2.25	2.25	2.23	1,275,000	1,275,000
February 1, 2027	2.45	2.45	2.43	200,000	200,000
June 2, 2027	1.74	1.74	1.72	385,000	385,000
February 10, 2028	1.6	1.6	1.59	1,051,000	1,051,000
May 19, 2028	1.6	1.6	1.59	2,306,000	2,306,000
November 15, 2028	1.36	1.6	1.59	240,000	160,000
February 27, 2029	0.15	0.14	0.14	480,000	480,000
June 12, 2029	2.26	2.26	2.24	5,845,000	3,433,000
May 1, 2030	2.90	2.90	2.90	3,985,000	749,000
July 29, 2030	4.33	4.33	4.33	42,500	8,500
				18,343,500	12,581,500

According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly.

Page | 15

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's assumptions used in the Black-Scholes option pricing model to calculate the fair value of the options granted is as follows:

	October 31, 2025	April 30, 2025
Risk Free Interest Rate	2.70% - 3.03%	3.41%
Expected Dividend Yield	-	-
Expected Volatility	75%	75%
Expected Term in Years	5 years	5 years

The Company recorded a fair value of $5,554,452 as share-based compensation for the six month period ended October 31, 2025 (October 31, 2024: $5,519,054) after adjusting for an estimated forfeiture rate of 4%, which resulted in a reduction of the fair value of share-based compensation by $231,435 for the six month period ended October 31, 2025 (October 31, 2024: $219,618).

e) Restricted shares units ("RSU")

A summary of the Company's RSU activity is as follows:

	October 31, 2025		April 30, 2025
	Number of RSUs	Weighted average exercise price	Number of RSUs	Weighted average exercise price
	#	$	#	$
RSUs outstanding, beginning of the period	1,360,868	2.06	1,044,073	1.69
Issued	1,582,000	3.02	775,000	2.34
Exercised and converted to shares	(265,642)	2.16	(378,732)	(1.68)
Cancelled	(5,434)	(2.21)	(79,473)	(1.79)

RSUs outstanding, end of the period	2,671,792	2.24	1,360,868	2.06

The following RSUs were outstanding and exercisable on October 31, 2025:

Grant date	Exercise price	Number of RSUs outstanding	Number of RSUs exercisable
	$	#	#
10-Feb-23	1.60	348,428	178,812
01-Apr-24	1.89	212,000	-
12-Jun-24	2.34	534,364	31,000
01-May-25	2.90	1,445,000	-
29-Jul-25	4.33	132,000	-
		2,671,792	209,812

For the six month period ended October 31, 2025, the Company has recognized a share-based compensation of $1,760,611 (October 31, 2024: 814,545) for the RSUs. For the six month period ended October 31, 2025, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $73,359 (October 31,2024: $30,204), which reduces the fair value of share-based compensation.

Page | 16

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

f) Deferred shares units ("DSU")

On May 1, 2025, the Company granted 850,000 deferred share units (each, an "DSU") to directors of the Company. The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director.

During the six months period ended October 31, 2025, the Company has recognized a share-based compensation of $1,165,986 (October 31, 2024: $nil) for the DSUs. The Company used an estimated forfeiture rate of 4%, resulting in an impact of $48,583 (October 31,2024: $nil), which reduces the fair value of share-based compensation.

g) Shares to be issued

During the six months period ended October 31, 2025:

In relation to the acquisition of La Garra claims, a total of 2,976,190 remains as shares to be issued with a total value of $5,589,177. This is recorded in accordance to the agreement (Note 7(a)).

In connection with the acquisition of the Santa Fe exploration concessions, a total of 2,746,780 remains as shares to be issued with a total value of $10,816,100. This is recorded in accordance to the agreement (Note 7(b)).

10. Reclassification of prior period amounts

To conform to the three and six month ended October 31, 2025 presentation, the following prior period October 31, 2024 net loss and comprehensive loss amounts have been reclassified (reduced/increased) in the comparative 2025 figures:

A decrease in General and Administrative expenses in the three months by $549,326 and during the six months by $714,793 and an increase in other expenses in the three months by $549,326 and during the six months by $714,793 from the following lines in the net loss and comprehensive loss:

   $601,796 Foreign exchange loss; and
   $112,997 Transaction costs

Page | 17

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

This reclassification reflects a change in the classification of certain costs determined to be not directly attributable to operational activities. It does not affect net loss for the prior period and comprehensive loss, loss per share, or cash flow from operating activities.

11. Financial Instruments

Fair value of financial instruments

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:

 i) Credit risk

 ii) Liquidity risk

 iii) Market risk

 iv) Foreign Currency risk

 v) Interest rate risk

 vi) Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As of October 31, 2025, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2025, the Company had a cash and cash equivalents balance of $194,479,320 to settle liabilities of $9,004,197. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms, except for the current portion of the Cash Consideration of the acquisition of Goanna Resources. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

iii. Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Page | 18

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

iv. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the six months ended October 31, 2025, by approximately $235,000 (October 31, 2024: $180,742). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the six months ended October 31, 2025, by approximately $2,578,000 (October  31, 2024: $180,700). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

v. Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows and short-term investments of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the six months period ended October 31, 2025, on its cash and cash equivalents and short-term investments was 1.70% (2024 - 0.93%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $2,885,000 change in the Company's net and comprehensive loss (six month period ended October 31, 2024: $1,225,847).

vi. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

12. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Page | 19

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

13. Segment Information

The Company has one operating segment, principally mineral exploration, evaluation and development.

Geographic Information

The Company's non-current assets by location of assets are as follows:

	October 31, 2025	April 30, 2025
	$	$
Canada	16,202,790	7,906,067
Mexico	304,569,352	244,029,642
	320,772,142	251,935,709

14. Supplemental Cash Flow

The following table summarizes changes in non-cash working capital items in operating activities:

	Six months ended October, 31
	2025	2024
	$	$
Accounts payable and accrued liabilities	(435,619)	(1,668,261)
Due to related parties	(129,146)	(1,052,487)
Taxes receivable	(2,070,653)	773,214
Other receivable	(148,644)	(582,011)
Prepaid expenses	791,778	965,119
	(1,992,284)	(1,564,426)

The following table summarizes changes in non-cash items in financing activities:

		Six months ended October, 31
	Note	2025	2024
		$	$
Shares issued pursuant to property acquisition	9g	2,869,684	1,531,735
Shares to be issued pursuant to property acquisition	9g	10,816,100	10,873,471
Shares issued for RSUs	9e	572,049	181,298

15. Subsequent Events

a) Exercise of options and RSUs subsequently

Subsequent to October 31, 2025, a total of 49,000 options were exercised at a weighted average exercise price of $1.51 for proceeds of $74,160

Page | 20

Notes to the Condensed Interim Consolidated Financial Statements
As at October 31, 2025, and April 30, 2025, and for the
three and six months ended October 31, 2025, and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

b) US$250 Million Project Financing

On September 5, 2025, the Company executed a mandate letter with Macquarie Bank Limited ("Macquarie") as lead arranger for a senior secured project finance facility (the "Facility") of up to US$220 million to fund the construction and development of the high-grade underground Panuco silver-gold project in Sinaloa, Mexico.

On November 19, 2025, the Company notified Macquarie of its election to terminate the Engagement Letter and the Mandate, effective November 25, 2025.

c) US$300 Million Convertible Senior Notes Offering

On November 24, 2025 the Company closed an offering of 5.00% convertible senior unsecured notes due 2031 (the "Notes") for an aggregate principal amount of US$300 million (the "Offering"), which includes the exercise in full by the initial purchasers of their option to purchase an additional US$50 million of Notes.

Summary of the Offering

Approximately US$286 million of net proceeds after deducting the initial purchasers' commissions and other fees and expenses. Cantor Fitzgerald & Co. acted as sole book-running manager for the Offering. Cash interest coupon of 5.00% per annum, payable semi-annually in arrears on January 15th and July 15th of each year, beginning July 15, 2026.

The initial conversion rate for the Notes is 171.3062 common shares of Vizsla Silver ("Shares") per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$5.84 per Share (approximately 25% premium to the closing price of the Shares on the NYSE American at the time of pricing on November 19, 2025).

Vizsla Silver entered into cash-settled call transactions with a strike price equal to the initial conversion price of the Notes of US$5.84 per Share and with a cap price of US$10.5075. The purchase price for the capped call transactions was approximately US$47 million.

Conversions of the Notes may be settled in Shares, cash, or a combination of Shares and cash, at Vizsla Silver's election. Additionally, Vizsla Silver has the right to redeem the Notes in certain circumstances and holders will have the right to require Vizsla Silver to repurchase the Notes upon the occurrence of certain events.

The Notes will mature on January 15, 2031. Any Notes not converted, redeemed or repurchased prior to the maturity date will have their principal amount repaid by Vizsla Silver in cash at maturity. The Company intends to use the net proceeds from the Offering to support the exploration and development of the Panuco project, potential future acquisitions as well as for general corporate purposes.

Page | 21